Exhibit (a)(viii)

December 11, 2015

Dear Stockholder,

We previously sent you communications detailing the revision to the Class E Share Redemption Program (“Class E SRP”) to only accept redemption requests in the case of death or disability. You submitted a request for redemption through the existing Class E SRP for reasons other than death and disability. Therefore, your request will not be honored.

However, DPF has commenced a self-tender offer for up to $20 million of Class E Shares (the “Tender Offer”) as further described in the Tender Offer documents. In order to be eligible for redemption through the Tender Offer, you must submit the required paperwork in accordance with the terms of the Tender Offer. All Tender Offer documents are available in the Investor Relations section of DPF’s website, www.dividendcapitaldiversified.com. Hard copies of these documents will be provided upon request by calling (888) 310-9352.

If you have already submitted your redemption request through the Tender Offer, please disregard this letter.

Sincerely,

Jeffrey Taylor

Senior Vice President

Dividend Capital Diversified Property Fund Inc.

Diversified Property Fund   ♦   518 17th Street 17th Floor   ♦   Denver, Colorado 80202

866.324.7348   ♦   info@dividendcapital.com    ♦   dividendcapitaldiversified.com